


AMAC
The Center of
Healthcare Communication

2002 Annual Report

Years Ended December 31	2002	2001	2000	1999	1998
Selected Statement of Operations Data					
Revenue:					
Service	$14,408,221	$13,579,870	$10,426,206	$8,789,882	$7,812,571
Product	384,194	366,729	324,521	435,358	484,637
Total Revenue	$14,792,415	$13,946,599	$10,750,727	$9,225,240	$8,297,208
Net Income (Loss)	$155,619	$109,559	$(529,805)	$875,559	$986,503
Net Income (Loss) Per Share - Basic	$0.02	$0.02	$(0.08)	$0.14	$0.17
Net Income (Loss) Per Share - Diluted	$0.02	$0.02	$(0.08)	$0.14	$0.16
Weighted Average Number of Common Shares:					
Basic	7,188,294	6,433,275	6,412,347	6,375,803	5,938,900
Diluted	7,552,002	6,539,659	6,412,347	6,449,233	6,061,893
Selected Balance Sheet Data As of Dec 31					
Total Assets	$16,980,647	$14,431,343	$15,133,833	$11,384,521	$9,924,196
Long-Term Liabilities	$2,069,454	$ 1,679,104	$3,164,430	$722,852	$503,308
Shareholders' Equity	$12,559,257	$ 9,735,414	$9,550,720	$10,015,175	$9,027,473

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The Company's Common Stock is traded on NASDAQ (Symbol: AMAC). The high and low sale price for the Common Stock, as furnished by NASDAQ, are shown for the fiscal years indicated.

2001	High	Low
First Quarter	$ 1.6250	$ 1.2190
Second Quarter	3.3900	1.1875
Third Quarter	3.1500	1.8000
Fourth Quarter	2.9400	1.5700

2002	High	Low
First Quarter	$ 3.8500	$ 2.9700
Second Quarter	3.7400	2.7200
Third Quarter	2.9000	1.9000
Fourth Quarter	2.4600	1.6500

As of July 7, 2003, there were 351 record holders of the Company's Common Stock.

The Company did not pay dividends on its Common Stock during the two years ended December 31, 2002 and 2001 and does not anticipate paying dividends in the foreseeable future.

TO OUR CURRENT AND FUTURE SHAREHOLDERS



American Medical Alert Corp. (AMAC) was founded on the principle that Personal Emergency Response Systems (PERS) would create a stable revenue stream and allow the Company to play an integral role in the delivery of home care services through the provision of home-based, medical response and safety monitoring. After nineteen (19) years with a single product offering, AMAC's management team set out three years ago to transform the organization into an integrated healthcare communications company through the inclusion of new products and services to address the maketplace's growing need for remote patient care and precise healthcare communication. During the twelve (12) months of 2002, the AMAC team focused its efforts on facilitating and refining this objective. As the year came to an end and a new year began, I took the opportunity to objectively evaluate the direction and progress accomplished towards the Company's primary goal. Certain components of our business plan have been realized - AMAC is now a multidivisional company providing four (4) distinct service offerings:

- PERS and Medication Reminder monitoring, distribution and sales.
- Telephony-based communication services for the healthcare community.
- Disease management monitoring services.
- Security monitoring for pharmacies and other 24/7 retail facilities through the SafeCom Division.

The implementation of a multi-faceted restructuring throughout 2002 provided the foundation for certain accomplishments realized in 2003. These include:

1. The opening of our new state-of-the-art communications center in Long Island City, NY. The communication center achieves two primary objectives for AMAC: it significantly enhances the Company's ability to provide more intensive healthcare monitoring and consolidates three divisions into one central location.
2. Activation of the LinkWare℠ Desktop software, a new platform that will be utilized company-wide including the Monitoring Division, Customer Service, and Accounting. This software platform additionally supports the provision of a client web interface, a singularly valuable tool for service communication with our client base. The LinkWare Desktop platform allows all information to reside in a secure database assuring a single operational interface.
3. Commercialization of the PERS Buddy®. This powerful hybrid device combines PERS, the Health Buddy® Appliance, the AMAC iCare Desktop℠ disease management platform and vital signs data delivery to operate within a single, end user device.
4. Launching of the new company web site to expand our marketing presentation of the Company's enhanced product portfolio and provide a new gateway for provider-based activities.
5. Acquisition of Live Message America Inc., an answering service dedicated to serving the healthcare community throughout the southern New Jersey and Philadelphia marketplaces, to further our objective of becoming a national healthcare communications provider.

During 2002 and working in concert with the HRA Administration of New York City, the prior approval based reimbursement system was modified and proceduralized in order to significantly improve the payment process associated with the NYC Home Care Program. In response to the December 2002 Request For Proposal, AMAC submitted a bid to maintain its position as the single source provider of PERS for the City of New York. We remain optimistic that AMAC will again be awarded the new contract, thus remaining the exclusive provider of PERS service.

AMAC has become a multifaceted organization providing vital and cutting-edge communication services to the healthcare industry. We believe the financial commitments made during the past three years will yield improved earnings and profitability during 2003 and beyond.

On a personal note, I have always regarded the annual address as the forum to share the results of management's effective utilization of the Company's assets to sustain the business and cultivate new revenue. I take special pride in fostering and observing the development of a "second generation company." As our management team becomes more seasoned, the long-term outlook for AMAC's sustained success becomes brighter and more visible. As we continue down this path, I urge our shareholders to "watch us perform."

Sincerely,

Howard M. Siegel
President & CEO

American Medical Alert Corp. ("AMAC" or the "Company"), a company incorporated under the laws of the State of New York in 1981, is engaged primarily in the business of designing, engineering, marketing, installing and monitoring computerized Personal Emergency Response Systems ("PERS"), utilizing proprietary and commercially available technologies. In addition, the Company has embarked upon an expansion of the original PERS platform to include disease management monitoring and biometric measurement data collection. As used herein, the term "AMAC" or "Company" means, unless the context requires otherwise, the Company and its wholly owned subsidiaries, HCI Acquisition Corp. and SafeCom, Inc.

The Company is a provider of medical response and 24-hour on-call-monitoring services to assist the healthcare community in providing at-risk patients access to assistance from qualified monitoring personnel. Through a diversified marketing and referral network, AMAC predominantly markets its products to hospitals, home care providers, physicians, medical transportation companies, medical equipment suppliers, social services agencies, health maintenance organizations, and retirement facilities. The Company also engages in direct marketing to the individual consumer. A primary corporate goal is to support the delivery of home healthcare services and home monitoring services to provide patient continuous healthcare access, timely healthcare intervention and compliance with directives from healthcare providers.

General

In addition to its PERS business, in November 2000, the Company, through its subsidiary HCI Acquisition Corp., acquired the assets of Harriet Campbell, Inc. The purpose of the acquisition was to create a new profit center complementary to the Company's current business infrastructure through a new brand called H-LINK® OnCall. During 2002, H-LINK® OnCall began to offer contact center services designed to enhance the patient and provider contact experience. Services offered include message desk services, appointment making, referral services, voice-mail, paging and wireless communications. In 2002 the Company entered into an exclusive agreement with Broadlane, Inc. for the provision of telephone answering services. The first Broadlane, Inc. client to utilize H-LINK® services under this agreement was Continuum Health Partners. At the time of the acquisition, Harriet Campbell, Inc. was generating approximately $1.8 million in annualized gross revenue. For the calendar year 2002, the subsidiary's revenues increased to approximately $2.7 million, an increase since the acquisition of approximately 50%.

In addition to new technology, a critical component for successful expansion is a professionally trained staff of call agents. H-LINK® has allocated additional resources to enhance contact agent training and staff development to support expansion efforts, new communication technology, a broad array of call center based services and continuous quality control. While Harriet Campbell, Inc.'s geographic market has been traditionally limited to the New York Metropolitan area, new telephony technology allows the Company to serve customers nationwide.

On June 30, 2003 the Company expanded its H-LINK® service through the acquisition of the operating assets of Live Message America, Inc., a privately held, New Jersey based Medical On-Call Center, specializing in outsourced telephone support for physician practices. Management anticipates the acquisition will further reinforce AMAC's position as a leader in the healthcare telecommunications services industry.

To facilitate the embarkation on the disease management monitoring initiative, the Company executed a strategic relationship and licensing agreement with Health Hero Network, Inc., hereinafter referred to as HHN, on November 1st, 2001. The purpose of the agreement is to allow the Company to avail itself of a proven patented web-based system for disease management monitoring. This system has been shown to promote positive outcomes on a clinical basis and concurrently provides a cost-effective healthcare tool. The Company has completed the project goal of melding the PERS unit with the HHN disease management monitoring platform. The amalgamated unit will be commercially termed the PERS Buddy®. The Company plans to begin distribution of the PERS Buddy in July 2003.

The Company also seeks to develop biometric monitoring capabilities for inclusion within the PERS Buddy offering. Initially, the Company envisions monitoring weight, blood pressure and glucose levels. Expansion to other vital signs monitoring will be dictated by the healthcare marketplace demands, these capabilities will be made available as an integrated component of the PERS Buddy on an adjunct or on-demand basis.

Additionally, the Company, under an exclusive licensing agreement, markets MED-TIME®, an electronic medication reminder and dispensing unit. The exclusive licensing agreement originates from PharmaCell AB, a Swedish company, with licensing rights extending throughout the United States, Canada and Mexico. The device is utilized in conjunction with the Company's PERS or as a stand-alone medication compliance unit.

In 2002, the SafeCom Division vertically expanded its product line to include modular monitoring systems specifically designed for 24/7 retail pharmaceutical applications The SP800 product line was introduced and successfully marketed to the Company's existing security customers, resulting in a new MRR. The flexible product design enables self-sufficiency as customers can install and service the equipment after purchasing it from the Company while AMAC's SafeCom monitoring personnel provide ongoing 24/7 monitoring and technical support services.

The following discussion and analysis provides information which management believes is relevant to an assessment and understanding of the Company's results of operations and financial condition. This discussion should be read in conjunction with the financial statements and notes hereto.

Statements contained in this Annual Report include "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, including, in particular and without limitation, statements contained herein under the headings "Description of Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." Forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the Company's actual results, performance and achievements, whether expressed or implied by such forward-looking statements, not to occur or be realized. These include uncertainties relating to government regulation, technological changes, our expansion plans and product liability risks. Such forward-looking statements generally are based upon the Company's best estimates of future results, performance or achievement, based upon current conditions and the most recent results of operations. Forward-looking statements may be identified by the use of forward-looking terminology such as "may," "will," "expect," "believe," "estimate," "anticipate," "continue" or similar terms, variations of those terms or the negative of those terms.

You should carefully consider such risks, uncertainties and other information, disclosures and discussions which contain cautionary statements identifying important factors that could cause actual results to differ materially from those provided in the forward-looking statements. Readers should carefully review the risk factors and any other cautionary statements contained in the Company's Form 10-KSB. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

A. Results of Operations.

The Company's gross revenues, which consists primarily of MRR, increased from $13,946,599 in 2001 to $14,792,415 in 2002, an increase of 6%, and increased from $10,750,727 in 2000 to $13,946,599 in 2001, an increase of 30%. The increase from 2001 to 2002 is primarily due to the continued success in growing its customer base outside the contract with the City of New York (which has experienced a reduction in the number of subscribers and revenue) through a variety of marketing efforts that have continued to contribute to increasing MRR. These efforts include expansion into new regions, competitive conversions, strategic partnerships with healthcare provider systems, and additional entry into Medicaid reimbursed marketplaces. In addition, the Company has experienced growth in its OnCall telephone answering service business primarily due to the execution of an agreement with Broadlane, an entity involved in cost management and purchasing of services on behalf of hundreds of healthcare and hospital organizations.

The increase in gross revenues from 2000 to 2001 is primarily from the increased revenue generated from HCI Acquisition Corp. In 2001, the Company recorded twelve months of revenue relating to HCI Acquisition Corp. as compared to just over one month of revenue in 2000, as HCI Acquisition Corp was acquired on November 21, 2000. The increase in revenue from HCI Acquisition Corp. was approximately $2,200,000.

Costs related to services increased from $6,452,181 in 2001 to $6,777,307 in 2002, an increase of 5%, and increased from $5,004,180 in 2000 to $6,452,181 in 2001, an increase of 29%. Costs related to services, as a percentage of service revenue, for 2002, 2001 and 2000 were 47%, 48% and 48%, respectively. In 2002, the Company incurred additional payroll costs associated with the replacement of activators in the amount of approximately $200,000. The reimbursement for these expenses by the supplier is reflected in "Other Income" in the Consolidated Financial Statements (see "Other Income" discussion below). The Company also added personnel during 2002 in its telephone answering service division to handle the current and future growth of that business. This resulted in an additional $200,000 of expense in 2002, as compared to 2001. Additionally, the Company incurred approximately $75,000 of expenses relating to the leasing of the Health Buddy unit in accordance with its Cooperative Licensing, Development, Services and Marketing Agreement with HHN. These increases of approximately $475,000 were partially offset by a reduction in repair and upgrade costs associated with the medical devices as well as a reduction in the provision for lost equipment.

In 2001, the costs related to services increased primarily due to the Company incurring twelve months of expense relating to HCI Acquisition Corp., while in 2000 the Company only recorded just over one month of expense. This resulted in an increase in expense from 2000 to 2001 of approximately $965,000. In addition, costs related to services increased due to additional response center personnel, additional depreciation and amortization expenses and certain fixed and variable production costs being expensed as a result of the limited production of PERS during the year ended December 31, 2001. Such limited production resulted from the Company's utilization of its supply of leased medical devices held for lease as of December 31, 2000.

Revenues from product sales increased from $366,729 in 2001 to $384,194 in 2002, an increase of 5%, and increased from $324,521 in 2000 to $366,729 in 2001, an increase of 13%. The increases in revenue for product sales from 2001 to 2002 and 2000 to 2001 are primarily due to the increased sales of the Company's proprietary medication compliance device (MED-TIME®). Gross profit attributable to product sales in 2002, 2001 and 2000 was 49%, 44% and 11%, respectively. The significant increase in the gross profit percentage for 2002 and 2001 over 2000 was due to higher gross profit margins realized on the sale of the Company's proprietary medication compliance device (MED-TIME®).

Selling, general and administrative expenses increased from $6,846,638 in 2001 to $7,735,107 in 2002, an increase of 13%, and increased from $6,173,008 in 2000 to $6,846,638 in 2001, an increase of 11%. Selling, general and administrative expenses expressed as a percentage of total revenue, for 2002, 2001 and 2000 were 52%, 49% and 57%, respectively. The increase in selling, general and administrative expenses in 2002, as compared to 2001, was primarily the result of the following:

Personnel and Related Benefits

As part of the Company's plan to market and manage its disease management products, it retained the services of additional personnel for this area. This, along with other general increases to employees, increased payroll and related benefits by approximately $400,000. The Company believes the additional personnel is a necessary prerequisite to prepare for the distribution of its disease management products.

Research and Development

In conjunction with the Company's plan to transition into the disease management field, the Company incurred approximately $324,000 of research and development costs in 2002, as compared to $118,000 in 2001. The cost in 2002 primarily relates to research and development of its disease management product, the PERS Buddy. The Company anticipates the PERS Buddy will be ready for distribution in the second quarter of 2003.

Consulting Fees

During 2002, the Company hired independent consultants to assist with certain advisory matters. The areas included, but were not limited to, review of internal operating systems, website enhancements and public relations. This resulted in an increase of expense from 2001 to 2002 of approximately $100,000.

Commission Expense

During 2002, commission expense increased by approximately $90,000 as compared to 2001 for three principal reasons. First, in order to service its Georgia Medicaid subscribers more efficiently, the Company retained outside subcontractors who are paid on a commission basis. Secondly, an account that had been a direct pay agency account converted to a commission paid account. Third, late in 2001, an outside contractor who is paid on a commission basis was hired to handle certain accounts that were previously serviced by in house personnel.

Increases in other selling, general and administrative expenses, including insurance costs, bad debt expense and amortization expense, including the write-off of deferred loan charges, were offset by a reduction of approximately $175,000 in professional fees.

The increase in selling, general and administrative expenses in 2001, as compared to 2000, was primarily the result of the following:

Full year of operations for HCI Acquisition Corp.

In November 2000, the Company acquired substantially all of the assets of Harriet Campbell, Inc, a business providing telephone after-hour answering service, telephone stand-alone voice mail services and other services to the healthcare community in the New York City area. During 2001, the Company incurred twelve months of expense, while in 2000, the Company only recorded just over one month of expense. This resulted in an increase in expense from 2000 to 2001 of approximately $875,000.

Expenses related to new licensing agreement

During 2001, the Company entered into a Cooperative Licensing, Development, Services and Marketing Agreement with HHN. In connection with this agreement, the Company incurred approximately $100,000 of expenses.

Put Warrant Obligation

In connection with the HCI acquisition, the Company issued to the selling stockholder two warrants to purchase 133,333.33 and 105,000 shares, respectively, of the Company's common stock at an exercise price of $2 per share. The warrants are exercisable until November 20, 2005 and December 20, 2005, respectively. In addition, the selling stockholder has the option, only during a period of ten trading days, beginning on November 21, 2003 and 2005, respectively, to require the Company, under certain circumstances, to redeem the warrants (the Put Option) at $5 and $6, respectively, less the exercise price per share of $2. Based on a valuation of the warrants and the right of redemption of the warrant holder, the Company recorded $130,000 of expense in 2001.

The above increases in selling, general and administrative expense were partially offset by reductions in advertising, bad debt, travel & entertainment and legal expenses.

Interest expense for 2002, 2001 and 2000 was $129,050, $218,873, and, $145,137 respectively. Interest expense decreased in 2002, as compared to 2001, due to reduced borrowing levels during 2002 as well as lower interest rates. Interest expense increased in 2001, as compared to 2000, as a result of the November 2000 borrowings relating to the HCI Acquisition being outstanding for a full year and due to the addition of a capital equipment lease. These increased borrowing levels were partially offset by a decrease in interest rates.

Other income for 2002, 2001 and 2000 was $473,502, $86,138 and 53,014, respectively. Other income increased in 2002 due to the inclusion of approximately $255,000 relating to the replacement of activators. Early in 2002, it was found that certain activators supplied by a vendor may be subject to battery failure, necessitating the replacement of all potentially affected activators. The vendor replaced these activators and reimbursed the Company for costs incurred in connection with this replacement program. Direct costs paid to third parties in connection with the replacements have been offset against other income; internal costs, including labor, are included within costs related to services in the consolidated statements of income. Additionally, other income in 2002 includes an insurance recovery of $100,000 relating to the loss of certain leased medical devices and approximately $98,000 of interest income principally relating to the investment of funds realized from the April 2002 private placement and interest accrued on the note due from the Company's principal shareholder.

The Company's income before provision for income taxes in 2002 was $427,619 as compared to $309,559 in 2001. The increase in 2002, as compared to 2001, resulted from an increase in the Company's service revenues and other income; partially offset by increases in costs related to services and selling and administrative costs.

B. Liquidity and Capital Resources

During 2002, cash provided by operating activities was $1,987,891 as compared to $2,261,260 in 2001. Cash paid for income taxes in 2002 was $345,162 as compared to $217,306 in 2001. Expenditures for fixed assets aggregated $1,347,482 in 2002 as compared to $817,440 in 2001. During 2002, cash increased by $44,721, as compared to $281,449 in 2001.

In April 2002, the Company raised $2,521,939, after expenses of $208,061, in a private equity placement of the Company's common stock and warrants. Several investors purchased an aggregate of 910,000 shares of the Company's common stock and warrants to purchase 227,500 shares of the Company's common stock at an exercise price of $3.80 per share until April 2007. As part of this transaction, the Company registered for resale the common stock and the common stock underlying the warrants sold in the private placement. The Company plans to utilize a majority of the proceeds of this offering to further execute its business expansion and diversification strategy into the remote patient monitoring and medical contact center industries, including its recently announced initiative with HHN.

In connection with the private placement, the Company issued to the placement agent two warrants to purchase 91,000 and 22,750 shares of common stock at an exercise price of $3.83 per share and $4.17 per share, respectively. These warrants have the same terms as the warrants issued with the common stock.

In May 2002, the Company completed negotiations with a bank, for which it received a credit facility of $3,000,000, which includes a term loan of $1,500,000 and a revolving credit line that permits maximum borrowings of $1,500,000 (based on eligible receivables, as defined). Borrowings under the term loan will bear interest at either (a) LIBOR plus 3.5% or (b) the prime rate or the federal funds effective rate plus .5%, whichever is greater, plus 1.0% and the revolving credit line will bear interest at either (a) LIBOR plus 3.0% or (b) the prime rate or the federal funds effective rate plus .5%, whichever is greater, plus .5%. The Company has the option to choose between the two interest rate options under the term loan and revolving credit line. The term loan is payable in equal monthly principal payments of $25,000 over five years while the revolving credit line is available for three years. The outstanding balance on the term loan at December 31, 2002 was $1,325,000. There were no amounts outstanding on the revolving credit line at December 31, 2002.

The following table is a summary of contractual obligations recorded as of December 31, 2002:

		Payments Due by Period			
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Revolving Credit Line	$ -0-	$ ---			
Debt	$1,373,035	$ 293,529	$ 929,506	$ 150,000	
Capital Leases	$ 315,065	$ 158,617	$ 156,448		
Operating Leases	$6,218,614	$ 492,624	$ 1,567,847	$ 810,867	$ 3,347,276
Total Contractual Cash Obligations	$7,906,714	$ 944,770	$2,653,801	$ 960,867	$ 3,347,276

At December 31, 2002, the Company was in compliance with its loan covenants under the agreement dated May 20, 2002.

The Company's working capital on December 31, 2002 was $4,806,218 as compared to $1,757,078 on December 31, 2001. The Company believes that its present cash and working capital position combined with its borrowing availability under its new credit facility and cash flow generated from operations will be sufficient to meet its cash and working capital needs for at least the next 12 months. During 2003, the Company anticipates it will make capital expenditures of approximately $1,000,000 - $1,250,000 for the enhancement of its management information systems, leasehold improvements in its Long Island City, New York premises, and the production and purchase of the PERS Buddy and additional PERS. In 2002 and 2001, the Company had capital expenditures of approximately $1,350,000 and $815,000, respectively.

Other Factors

On January 14, 2002, the Company entered into an operating lease agreement for space in Long Island City, New York in an effort to consolidate its HCI and Oceanside ERC and Customer Service facilities. The Company believes that centralization of the ERC, Customer Service and H-Link OnCall operations would provide additional efficiencies and facilitate the continued projected growth of the H-Link and Disease Management Monitoring divisions. The lease term is fifteen (15) years which will commence when the property is ready for occupancy. The Company expects to occupy the premises during the early part of the second quarter of 2003. The lease calls for minimum annual rentals of $269,500, subject to a 3% annual increase plus reimbursement for real estate taxes. As a result of this transaction, the Company and the building are eligible for significant Relocation and Employment Assistance Program (REAP) and other tax incentive and cost savings benefits from the City of New York. Simultaneously with the move, the Company plans to consolidate certain facilities and sell the condominium currently occupied by HCI Acquisition Corp.

On November 1, 2001, the Company entered into a Cooperative Licensing, Development, Services and Marketing Agreement with HHN (the "HHN Agreement") pursuant to which the Company is developing, with the assistance of HHN, a new integrated appliance combining the features of the Company's PERS product with HHN's technology. Pursuant to the HHN Agreement, the Company will be the exclusive manufacturer and distributor (based on achievement of certain sales milestones), in the United States, of an enhanced PERS system that combines the Company's traditional safety monitoring features with HHN's internet based disease management monitoring technology. The HHN Agreement has a minimum five-year term, and also provides for the payment by the Company of certain fees based on the service revenue derived from the enhanced PERS product. The Company anticipates the costs associated with the licensing, research and development and marketing with respect to the HHN Agreement to approximate $2,000,000. The cost of the licensing component will aggregate $1,000,000, which will be recorded when certain contractual rights under the agreement are obtained by the Company, at which time the cost will be amortized over the remaining portion of the initial five year term of the agreement. As of March 14, 2003, $494,570 has been paid towards the licensing component. Related professional fees of approximately $115,000 have been capitalized.

The Company has become aware that certain of its activators designed to remotely signal the emergency response apparatus installed in a client's home, may be subject to battery failure, thereby preventing remote activation of the apparatus and requiring the consumer to activate the apparatus directly. The supplier of the activators replaced them and reimbursed the Company for costs incurred in exchanging the activators for upgraded models. Therefore, the Company has not incurred any financial liability in exchanging the activators and no claim for liability has been asserted against the Company arising from this situation, but such a claim is possible.

Certain related party transactions are included in Part III and in Footnotes 6 and 8 to the Consolidated Financial Statements.

While the Company was profitable during this transitional year, for the fiscal year ended December 31, 2002, the Company did not meet its forecasted revenue and net income by approximately $200,000 and $225,000, respectively. These variances were primarily due to (i) higher than expected research & development costs due to certain additional engineering and development costs necessary to facilitate the inclusion of biometrics monitoring capabilities in the PERS Buddy; (ii) unanticipated payroll levels due to the delay in the implementation of certain planned cost reduction initiatives; (iii) monitoring revenues generated from PERS sales/rentals being lower than expected; and (iv) the recording of a reserve in connection with a possible settlement of a previously filed claim.

Since 1983, the Company has provided PERS services to the City of New York's Human Resources Administration Home Care Service Program ("HCSP"). During the years ended December 31, 2002, 2001 and 2000, the Company had revenues from this contract representing 23%, 26%, and 35%, respectively, of its total revenue.

Since January 1999, the Company has provided services to the City of New York under extensions and contracts issued periodically. The current contract reflects terms and conditions present in the original contract. In November 2002, in response to a Request For Proposal ("RFP") issued by HCSP, AMAC and several other companies submitted proposals to provide PERS services on behalf of the City of New York for the period July 1, 2003 through June 30, 2006.

During any contract renewal process, there can be no assurance that the same level of revenues will be sustained due to a variety of factors, including pricing, number of subscribers to be serviced, and the amount of time that passes before the renewal agreement is acted upon by HCSP. While the Company has reduced its dependence on revenue from HCSP, a significant amount of the Company's revenue could be lost, albeit over a protracted period, if the contract with HCSP is not maintained or is maintained at a significantly lower level of revenue. This could have a material adverse effect on operating results and cash flows. In addition, it is possible that significant adjustments to leased medical devices associated with the contract would occur. The extent and significance of the adjustments will be dependent upon the length of the transition period to the new provider subject to management's ability to place these devices with other providers.

The Company's management has developed a business plan to minimize its reliance on HCSP. This involves the reduction in HCSP related overhead and redeployment of assets to other programs, in the event that the HCSP contract was not to continue for any reason. In addition, the Company focuses on, and intends to continue to build its subscriber base through, consumers, healthcare agencies, health maintenance organizations, durable medical equipment providers, retirement communities, hospitals and other governmental agencies. In addition, the Company is continuing to invest in new products, services, and initiatives.

Recent Accounting Pronouncements:

In April 2002, SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections" was issued. This statement (i) eliminates extraordinary accounting treatment for a gain or loss reported on the extinguishment of debt, (ii) eliminates inconsistencies in the accounting required for sale-leaseback transactions and certain lease modifications with similar economic effects, and (iii) amends other existing authoritative pronouncements to make technical corrections, clarify meanings, or describe their applicability under changed conditions. As required, the Company will adopt SFAS No. 145 effective in 2003. The Company does not expect that the adoption of this statement will have a material impact on its consolidated results of operations or financial position.

In June 2002, SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" was issued. This statement nullifies existing guidance related to the accounting and reporting for costs associated with exit or disposal activities and requires that the fair value of a liability associated with an exit or disposal activity be recognized when the liability is incurred. Under previous guidance, certain exit costs were permitted to be accrued upon management's commitment to an exit plan, which is generally before an actual liability has been incurred. The provisions of this statement are required to be adopted for all exit or disposal activities initiated after December 31, 2002. This statement will not impact any liabilities recorded prior to adoption. As required, the Company will adopt SFAS No. 146 effective in 2003. The Company does not expect that the adoption of this statement will have a material impact on its consolidated results of operations or financial position.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock Based Compensation - Transition and Disclosure, an Amendment of FASB Statement 123" (SFAS 148). SFAS 148 provides new transition alternatives for companies adopting the fair value method of accounting for stock-based compensation prescribed by SFAS 123. SFAS No. 148 also requires that disclosures of the pro forma effect of using the fair value method of accounting for stock-based employee compensation be displayed more prominently and in tabular format. Additionally, SFAS No. 148 requires disclosures of the pro forma effect in interim financial statements. At present, the Company has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in APB Opinion No. 25 and related interpretations. The Company has adopted the annual disclosure provisions of SFAS No. 148 in its financial report for the year ended December 31, 2002 and will adopt the interim disclosure provisions for its financial reports for the quarter ending March 31, 2003.

Critical Accounting Policies:

In preparing the financial statements, the Company makes estimates, assumptions and judgments that can have a significant impact on our revenue, operating income and net income, as well as on the reported amounts of certain assets and liabilities on the balance sheet. The Company believes that the estimates, assumptions and judgments involved in the accounting policies described below have the greatest potential impact on its financial statements, so it considers these to be its critical accounting policies. Estimates in each of these areas are based on historical experience and a variety of assumptions that the Company believes are appropriate. Actual results may differ from these estimates.

Reserves for Uncollectible Accounts Receivable

The Company makes ongoing assumptions relating to the collectibility of its accounts receivable. The accounts receivable amount on the balance sheet includes a reserve for accounts that might not be paid. In determining the amount of the reserve, the Company considers its historical level of credit losses. The Company also makes judgments about the creditworthiness of significant customers based on ongoing credit evaluations, and it assesses current economic trends that might impact the level of credit losses in the future. As discussed in Note 1 of the financial statements, the Company recorded reserves for uncollectible accounts receivable of $540,000 and $417,500 as of December 31, 2002 and 2001, respectively. While the Company believes that the current reserves are adequate to cover potential credit losses, it cannot predict future changes in the financial stability of its customers and the Company cannot guarantee that it reserves will continue to be adequate. If actual credit losses are significantly greater than the reserves established, that would increase the general and administrative expenses and reduce the reported net income. Conversely, if actual credit losses are significantly less than the reserve, this would eventually decrease the Company's general and administrative expenses and increase the reported net income.

Valuation of Long-Lived Assets

The Company reviews long-lived assets for impairment, principally fixed assets, whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. To determine recoverability of the long-lived assets, the Company evaluates the probability that future undiscounted net cash flows will be greater that the carrying amount of its assets. Impairment is measured based on the difference between the carrying amount of the assets and their estimated fair value.

Valuation of Goodwill

Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets." Under this new standard, goodwill and indefinite life intangible assets are no longer amortized, but are subject to annual impairment tests. The Company completed the transitional and annual impairment tests required by SFAS 142 and was not required to recognize an impairment of goodwill. As described in Note 1 to the Consolidated Financial Statements, the Company tests goodwill for impairment annually or more frequently when events or circumstances occur indicating goodwill might be impaired. This process involves estimating fair value using discounted cash flow analyses. Considerable management judgment is necessary to estimate discounted future cash flows. Assumptions used for these estimated cash flows were based on a combination of historical results and current internal forecasts. The Company cannot predict certain events that could adversely affect the reported value of goodwill, which totaled $961,731 at December 31, 2002 and $837,504 at December 31, 2001.

Deferred Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment and record a valuation allowance to reduce the deferred tax assets to the amount that is expected to be realized in future periods.

Recent Events

On June 30, 2003 the Company expanded its H-LINK® service through the acquisition of the operating assets of Live Message America, Inc., a privately held, New Jersey based Medical On-Call Center, specializing in outsourced telephone support for physician practices. Management anticipates the acquisition will further reinforce AMAC's position as a leader in the healthcare telecommunications services industry. This new business will be operated as a subsidiary of AMAC's H-LINK® OnCall subsidiary.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

Board of Directors and Shareholders
American Medical Alert Corp. and Subsidiaries
Oceanside, New York

We have audited the accompanying consolidated balance sheets of American Medical Alert Corp. and Subsidiaries as of December 31, 2002 and 2001 and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of American Medical Alert Corp. and Subsidiaries as of December 31, 2002 and 2001 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 of the consolidated financial statements, in 2002 the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" which changed its method of accounting for goodwill and indefinite-lived intangible assets.

/s/ Margolin, Winer & Evens LLP
Margolin, Winer & Evens LLP
Garden City, New York

March 14, 2003

CONSOLIDATED BALANCE SHEETS

DECEMBER 31,	2002	2001
ASSETS		
CURRENT ASSETS:		
Cash	$ 863,417	$ 818,696
Marketable securities (Note 1)	2,057,925	—
Accounts receivable (net of allowance for doubtful accounts of $540,000 in 2002 and $417,500 in 2001 (Notes 1 and 12)	2,984,857	2,866,015
Notes and other receivables (Notes 4 and 6)	75,792	276,594
Inventory (Note 1)	373,423	171,283
Prepaid and refundable taxes (Notes 1 and 7)	271,572	109,328
Prepaid expenses and other current assets	239,168	123,987
Deferred income taxes (Notes 1 and 7)	292,000	408,000
TOTAL CURRENT ASSETS	7,158,154	4,773,903
FIXED ASSETS—AT COST:		
Building (condominium unit)	400,000	400,000
Leased medical devices	12,420,270	12,193,549
Monitoring equipment	1,544,097	1,322,788
Furniture and equipment	534,767	520,953
Construction in progress (Note 8)	521,424	—
Leasehold improvements	219,600	219,600
Automobiles	95,169	61,084
	15,735,327	14,717,974
Less accumulated depreciation and amortization (Note 1)	8,514,239	6,985,923
	7,221,088	7,732,051
OTHER ASSETS:		
Long-term portion of notes receivable (Note 6)	143,391	162,918
Intangible assets (net of accumulated amortization of $599,304 in 2002 and $339,983 in 2001) (Notes 1, 2 and 5)	1,123,870	724,400
Goodwill(net of accumulated amortization of $58,868) (Notes 1,2 and 4)	961,731	837,504
Other assets	218,413	150,567
Deferred Income taxes (Notes 1 and 7)	154,000	50,000
	2,601,405	1,925,389
TOTAL ASSETS	$16,980,647	$14,431,343

The accompanying notes are an integral part of these financial statements.

DECEMBER 31,	2002	2001
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Current portion of notes payable (Note 3)	**$ 293,529**	$ 1,345,616
Accounts payable	**681,927**	799,456
Accrued expenses	**816,569**	538,949
Current portion of capital lease obligations (Note 8)	**158,617**	214,903
Current portion of put warrant obligation (Note 4)	**251,000**	—
Deferred revenue (Note 1)	**150,294**	117,901
TOTAL CURRENT LIABILITIES	**2,351,936**	3,016,825
Deferred Income Tax Liability (Notes 1 and 7)	**597,000**	519,000
Long-Term Portion of Notes Payable (Note 3)	**1,079,506**	599,573
Long-Term Portion of Capital Lease Obligations (Note 8)	**156,448**	180,065
Long-Term Portion of Put Warrant Obligation (Note 4)	**181,000**	319,000
Accrued Rental Obligation and Other (Note 8)	**55,500**	61,466
TOTAL LIABILITIES	**4,421,390**	4,695,929
COMMITMENTS AND CONTINGENCIES (Notes 5, 8, 9, 12 and 14)	—	—
SHAREHOLDERS' EQUITY (NOTE 9)		
Preferred stock, $.01 par value—authorized, 1,000,000 shares; none issued and outstanding		
Common stock, $.01 par value—authorized, 20,000,000 shares; issued 7,470,649 shares in 2002 and 6,498,545 in 2001	**74,706**	64,985
Additional paid-in capital	**8,999,172**	6,340,669
Retained earnings	**3,591,411**	3,435,792
	12,665,289	9,841,446
Less treasury stock, at cost (43,910 shares)	**(106,032)**	(106,032)
TOTAL SHAREHOLDERS' EQUITY	**12,559,257**	9,735,414
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**$16,980,647**	$14,431,343

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF INCOME

YEARS ENDED DECEMBER 31,	2002	2001	2000
REVENUE (Notes 1 and 12):			
Services	$14,408,221	$13,579,870	$10,426,206
Product sales	384,194	366,729	324,521
	14,792,415	13,946,599	10,750,727
COSTS AND EXPENSES (INCOME):			
Costs related to services	6,777,307	6,452,181	5,004,180
Cost of products sold	196,834	205,486	289,221
Selling, general and administrative expenses	7,735,107	6,846,638	6,173,008
Interest expense	129,050	218,873	145,137
Other income (Note 10)	(473,502)	(86,138)	(53,014)
	14,364,796	13,637,040	11,558,532
INCOME (LOSS) BEFORE PROVISION FOR INCOME TAXES	427,619	309,559	(807,805)
PROVISION (CREDIT) FOR INCOME TAXES (Notes 1 and 7)	272,000	200,000	(278,000)
NET INCOME (LOSS)	$ 155,619	$ 109,559	$ (529,805)
BASIC EARNINGS (LOSS) PER SHARE (Note 1)	$ .02	$ .02	$ (.08)
DILUTED EARNINGS (LOSS) PER SHARE (Note 1)	$ .02	$ .02	$ (.08)

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

YEARS ENDED DECEMBER 31, 2002, 2001 and 2000	Common Stock					
	Number of Shares	Amount	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Total
Balance—January 1, 2000	6,446,832	$64,468	$6,200,701	$3,856,038	$(106,032)	$10,015,175
Exercise of Stock Options (Note 9)	11,189	112	26,194	—	—	26,306
Warrants Issued (Notes 4 and 9)	—	—	39,044	—	—	39,044
Net Loss for the Year Ended December 31, 2000	—	—	—	(529,805)	—	(529,805)
Balance—December 31, 2000	6,458,021	64,580	6,265,939	3,326,233	(106,032)	9,550,720
Exercise of Stock Options (Note 9)	40,524	405	74,730	—	—	75,135
Net Income for the Year Ended December 31, 2001	—	—	—	109,559	—	109,559
Balance—December 31, 2001	6,498,545	64,985	6,340,669	3,435,792	(106,032)	9,735,414
Exercise of Stock Options (Note 9)	62,104	621	128,664	—	—	129,285
Private Placement (Note 9)	910,000	9,100	2,512,839	—	—	2,521,939
Warrants Issued (Note 9)	—	—	17,000	—	—	17,000
Net Income for the Year Ended December 31, 2002	—	—	—	155,619	—	155,519
BALANCE—DECEMBER 31, 2002	**7,470,649**	**$74,706**	**$8,999,172**	**$3,591,411**	**$(106,032)**	**$ 12,559,257**

The accompanying notes are an integral part of these financial statements.

YEARS ENDED DECEMBER 31,	2002	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income (loss)	$ 155,619	$ 109,559	$ (529,805)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Provision (credit) for deferred income taxes	90,000	$ (137,000)	$ (69,000)
Provision for doubtful receivables	122,500	117,500	225,000
Issuance of warrants for services	17,000	—	—
Gain on sale and leaseback of fixed assets	(5,600)	(5,600)	(5,600)
Depreciation and amortization	2,094,014	2,024,588	1,738,238
Provision for valuation of put warrants	113,000	130,000	—
Accrued interest income (Note 6)	(44,548)	—	—
Accrued rental obligation	—	15,200	40,300
Decrease (increase) in:			
Accounts receivable	(241,342)	(132,759)	(705,903)
Inventory	(52,795)	(16,403)	636,692
Prepaid and refundable taxes	(162,244)	492,150	(441,241)
Prepaid expenses and other current assets	(115,181)	(25,128)	83,452
Other assets	(51,044)	(48,152)	31,558
Increase (decrease) in:			
Accounts payable	(117,529)	(98,412)	601,935
Accrued expenses	153,648	(118,827)	406,016
Deferred revenue	32,393	(45,456)	123,357
Net Cash Provided by Operating Activities	1,987,891	2,261,260	2,134,999
CASH FLOWS FROM INVESTING ACTIVITIES:			
Advances for note receivable	—	(140,000)	(300,000)
Investments in marketable securities	(2,057,925)	—	—
Repayments of notes receivable	264,877	116,887	36,308
Purchase of HCI (Note 4)	—	(272,278)	(982,647)
Expenditures for fixed assets	(1,347,482)	(817,440)	(3,237,795)
Deposit applied on medical devices	20,355	—	—
Proceeds from sale of equipment	—	—	250,178
Increase in goodwill	(124,227)	(108,402)	—
Payment for account acquisitions and licensing agreement	(485,185)	(231,562)	(390,117)
Net Cash Used in Investing Activities	(3,729,587)	(1,452,795)	(4,624,073)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from notes payable	1,787,053	41,287	2,250,000
Repayment of notes payable	(2,359,207)	(451,780)	(19,318)
Payment of financing costs	(77,750)	—	(41,022)
Principal payments under capital lease obligations	(214,903)	(191,658)	(143,379)
Proceeds from private equity placement	2,730,000	—	—
Payment of fees relating to private equity placement	(208,061)	—	—
Proceeds upon exercise of stock options	129,285	75,135	26,306
Net Cash Provided by (Used in) Financing Activities	1,786,417	(527,016)	2,072,587
NET INCREASE (DECREASE) IN CASH	$ 44,721	$ 281,449	$ (416,487)
CASH—BEGINNING OF YEAR	818,696	537,247	953,734
CASH—END OF YEAR	$ 863,417	$ 818,696	$ 537,247

The accompanying notes are an integral part of these financial statements.

YEARS ENDED DECEMBER 31,	2002	2001	2000
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION—			
Cash paid during the year for:			
Interest	$ 134,053	$ 220,227	$ 135,148
Income taxes	345,162	217,306	156,646
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES:			
Fixed assets recorded under capital lease obligations	$ 135,000	$ 98,340	$ 250,178

During 2000, the Company sold and leased back various monitoring equipment which was placed in service during prior years. There was no gain or loss on the transaction.

During 2000, the Company entered into an agreement relating to the purchase of certain trade accounts, whereby the Company paid cash of $200,000 and agreed to pay the $125,000 balance over a two-year period ending in 2002. (Note 2)

In connection with the HCI acquisition in November 2000, warrants were issued with a value of $228,044 ($189,000 recorded as a liability and $39,044 as paid-in-capital). (Note 4)

During 2002, the Company entered into certain agreements relating to the purchase of trade accounts pursuant to which the Company paid cash of $50,554 and agreed to pay an additional $123,606 based upon future monitoring revenues generated by the accounts. (Note 2)

The accompanying notes are an integral part of these financial statements.

1. Summary of Significant Accounting Policies

Scope of business - The Company's business is to sell, rent, install, service and monitor remote communication systems with personal security and smoke/fire detection capabilities, linked to an emergency response monitoring center. The Company markets its products primarily to institutional customers, including long-term care providers, retirement communities, hospitals, and government agencies, and individual consumers across the United States. The Company also provides after-hours telephone answering services through its HCI Acquisition Corp. subsidiary and alarm monitoring services through its SafeCom, Inc. subsidiary. In addition, the Company, under an exclusive licensing agreement, markets MED-TIME, an electronic medication reminder and dispensing unit.

Consolidation policy - The accompanying consolidated financial statements include the accounts of American Medical Alert Corp. and its wholly-owned subsidiaries, HCI Acquisition Corp. and SafeCom, Inc.; together the "Company". All material inter-company balances and transactions have been eliminated.

Marketable securities - The Company accounts for its marketable securities, consisting of a mutual fund, in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities". The Company's marketable securities have been classified as securities available for sale and, as a result, are reported at fair value. Marketable securities are available for current operations and are classified in the balance sheet as current assets.

Although not a money market fund, this mutual fund seeks to generate returns in excess of traditional money market products while maintaining an emphasis on preservation of capital and liquidity. At December 31, 2002, the cost of the marketable securities equaled the fair value. Future unrealized gains and losses, if any, will be reported as other comprehensive income and as a separate component of shareholders' equity.

Inventory valuation - Inventory, consisting of finished goods held for resale and component parts, is valued at the lower of cost (first-in, first-out) or market.

Fixed assets - Depreciation is computed by the straight-line method at rates adequate to allocate the cost of applicable assets over their expected useful lives as follows:

Building	20 years
Leased medical devices	3 - 7 years
Monitoring equipment	5 years
Furniture and equipment	5 - 7 years
Automobiles	3 years

Amortization of leasehold improvements is provided on a straight-line basis over the shorter of the useful life of the asset or the term of the lease.

In accordance with Financial Accounting Standards Board Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long Lived Assets", the Company reviews its fixed assets and other long-lived assets for impairment when there are indications that the carrying amounts of these assets may not be recoverable. No impairment losses were recorded during the three-year period ended December 31, 2002.

Goodwill and other intangible assets - Goodwill, net of accumulated amortization of $58,868, represents the cost in excess of the fair value of the tangible and identifiable intangible net assets of a business acquired and, prior to January 1, 2002, was amortized on a straight-line basis over 15 years. Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets." Under this new standard, goodwill and indefinite life intangible assets are no longer amortized, but are subject to annual impairment tests. The Company completed the transitional and annual impairment tests required by SFAS 142 and was not required to recognize an impairment of goodwill.

Other intangible assets with finite lives will continue to be amortized on a straight-line basis over the periods of expected benefit. The Company's other intangible assets include: (a) trade accounts and trade name (collectively, "account acquisitions") which are amortized over their estimated lives of three to ten years; (b) noncompete agreement which is being amortized over its contractual life of 5 years; and (c) licensing agreement, the amortization of which will begin when certain contractual rights thereunder are obtained by the Company (Note 5).

Accounts receivable - Accounts receivable are reported in the balance sheet at their outstanding principal balance net of an estimated allowance for doubtful accounts. Sales terms usually provide for payment within 30 to 60 days of billing. An allowance for doubtful accounts is estimated based upon a review of outstanding receivables, historical collection information, and existing economic conditions. During the years ended December 31, 2002, 2001 and 2000, provisions for doubtful accounts of approximately $122,500, $117,500 and $225,000, respectively, were charged to income and included in general and administrative expenses. Accounts receivable are charged against the allowance when substantially all collection efforts cease. Recoveries of accounts receivable previously charged off are recorded when received.

Income taxes - The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," pursuant to which deferred taxes are determined based on the differences between the financial statement and tax bases of assets and liabilities, using enacted tax rates, as well as any net operating loss or tax credit carryforwards expected to reduce taxes payable in future years.

Revenue recognition - Revenue from renting, installation and monitoring services is recognized upon performance of such services. Revenue from the sale of medical alert devices is recognized upon delivery.

Revenue from telephone answering services is recognized as services are provided. Certain of these customers are billed in advance on a semi-annual or annual basis. Unearned revenue is deferred and recognized as the services are provided.

Research and development costs - Research and development costs, which are expensed and included in selling, general and administrative expenses, were $323,734, $117,753 and $93,600 for the years ended December 31, 2002, 2001, and 2000, respectively.

Income per share - Earnings per share data for the years ended December 31, 2002, 2001 and 2000 are presented in conformity with SFAS No. 128, "Earnings Per Share". Due to the net loss for the year ended December 31, 2000, the effect of stock options was not considered as it would have been anti-dilutive.

The following table is a reconciliation of the numerators and denominators in computing earnings per share:

	Income (Numerator)	Shares (Denominator)	Per-Share Amounts
2002			
Basic EPS—Income available to common stockholders	$155,619	7,188,294	$.02
Effect of dilutive securities—Options and warrants	—	363,708	
Diluted EPS—Income available to common stockholders and assumed conversions	155,619	7,552,002	$.02
2001			
Basic EPS—Income available to common stockholders	$109,559	6,433,275	$.02
Effect of dilutive securities—Options and warrants	—	106,384	
Diluted EPS—Income available to common stockholders and assumed conversions	$109,559	6,539,659	$.02
2000			
Basic EPS—Loss available to common stockholders	$(529,805)	6,412,347	$(.08)
Effect of dilutive securities—Options and warrants	—	—	
Diluted EPS—Loss available to common stockholders and assumed conversions	$(529,805)	6,412,347	$(.08)

Concentration of credit risk - Financial instruments, which potentially subject the Company to concentration of credit risk principally consist of accounts receivable from state and local government agencies. The risk is mitigated by the Company's procedures for extending credit, follow-up of disputes and receivable collection procedures. In addition, the Company maintains its cash in various bank accounts that at times may exceed federally insured limits. (See Note 12)

Reclassifications - Certain amounts in the 2001 and 2000 consolidated financial statements have been reclassified to conform to the 2002 presentation.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Fair value of financial instruments - Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments," requires all entities to disclose the fair value of certain financial instruments in their financial statements. The Company estimates that the fair value of its cash, accounts and notes receivable, refundable taxes, notes payable, accounts payable and accrued expenses approximates their carrying amounts due to the short maturity of these instruments. The carrying amount of the marketable securities and the put warrant obligation are at their fair value.

Accounting for stock-based compensation - At December 31, 2002, the Company has three stock-based employee compensation plans, which are more fully described in Note 9. The Company accounts for those plans under the recognition and measurement principles of APB Opinion No. 25, "Accounting for Stock Issued to Employees, " and related interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income (loss) and earnings (loss) per share if the Company had applied the fair value recognition provisions of FASB Statement No. 123, "Accounting for Stock-Based Compensation," to stock-based compensation.

Year Ended December 31,	2002	2001	2000
Net income (loss), as reported	$ 155,619	$ 109,559	$(529,805)
Deduct: Total stock-based employee compensation expense determined under fair value based method	(421,101)	(244,771)	(242,537)
Pro forma net income (loss)	$(265,482)	$ (135,212)	$(772,342)
Earnings per share:			
Basic - as reported	$ 0.02	$ 0.02	$ (0.08)
Basic - pro forma	$ (0.04)	$ (0.02)	$ (0.12)
Diluted - as reported	$ 0.02	$ 0.02	$ (0.08)
Diluted - pro forma	$ (0.04)	$ (0.02)	$ (0.12)

The weighted average grant date fair value of options granted in 2002, 2001 and 2000 was $532,701, $221,438 and $289,204, respectively.

The fair value of options at date of grant was estimated using the Black-Scholes model with the following weighted average assumptions:

	2002	2001	2000
Expected life (years)	2	2	2
Risk free interest rate	2.95%	3.71%	6.39%
Expected volatility	37.32%	41.65%	45.80%
Expected dividend yield	—	—	—

Recent Accounting Pronouncements

In April 2002, SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections" was issued. This statement (i) eliminates extraordinary accounting treatment for a gain or loss reported on the extinguishment of debt, (ii) eliminates inconsistencies in the accounting required for sale-leaseback transactions and certain lease modifications with similar economic effects, and (iii) amends other existing authoritative pronouncements to make technical corrections, clarify meanings, or describe their applicability under changed conditions. The Company will adopt SFAS No. 145 effective in 2003. The Company does not expect that the adoption of this statement will have a material impact on the consolidated results of operations or financial position.

In June 2002, SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" was issued. This statement nullifies existing guidance related to the accounting and reporting for costs associated with exit or disposal activities and requires that the fair value of a liability associated with an exit or disposal activity be recognized when the liability is incurred. Under previous guidance, certain exit costs were permitted to be accrued upon management's commitment to an exit plan, which is generally before an actual liability has been incurred. The provisions of this statement are required to be adopted for all exit or disposal activities initiated after December 31, 2002. This statement will not impact any liabilities recorded prior to adoption. The Company will adopt SFAS No. 146 effective in 2003. The Company does not expect that the adoption of this statement will have a material impact on the consolidated results of operations or financial position.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock Based Compensation - Transition and Disclosure, an Amendment of FASB Statement 123" (SFAS 148). SFAS 148 provides new transition alternatives for companies adopting the fair value method of accounting for stock-based compensation prescribed by SFAS 123. SFAS No. 148 also requires that disclosures of the pro forma effect of using the fair value method of accounting for stock-based employee compensation be displayed more prominently and in tabular format. Additionally, SFAS No. 148 requires disclosures of the pro forma effect in interim financial statements. At present, the Company has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in APB Opinion No. 25 and related interpretations. The Company has adopted the annual disclosure provisions of SFAS No. 148 in its financial report for the year ended December 31, 2002 and will adopt the interim disclosure provisions for its financial reports for the quarter ending March 31, 2003.

2. Intangible Assets and Goodwill

Intangible assets consist of the following:

	December 31, 2002		December 31, 2001	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Account acquisitions	$ 1,053,604	$ 569,304	$ 859,048	$ 374,983
Noncompete agreement	60,000	30,000	60,000	15,000
Licensing agreement	609,570	—	195,335	—
Total	$ 1,723,174	$ 599,304	$ 1,114,383	$ 389,983

Amortization expense for the years ended December 31, 2002 and 2001 was approximately $209,000 and $182,000, respectively, and annual estimated amortization, based on the current amount of intangible assets, is as follows (exclusive of future amortization relating to the Company's licensing agreement):

Years Ending December 31,	
2003	$ 221,000
2004	202,000
2005	72,000
2006	11,000
2007	9,000

The changes in carrying amount of goodwill for the year ended December 31, 2002 are as follows:

	PERS	TAS	Other	Consolidated
Balance as of December 31, 2001	$ —	$ 837,504	$ —	$ 837,504
Additional Goodwill	—	124,227	—	$ 124,227
Balance as of December 31, 2002	$ —	$ 961,731	$ —	$ 961,731

The following financial information is presented as if SFAS 142 was adopted at the beginning of the year ended December 31, 2000:

For the year ended December 31,	2001	2000
Net income (loss):		
Reported net income (loss)	$ 109,559	$ (529,805)
Add back: Goodwill amortization,net of income tax	32,400	2,900
Adjusted net income (loss)	$ 141,959	$ (526,905)
Basic earnings (loss) per share:		
Reported basic earnings (loss) per share	$ .02	$ (.08)
Add back: Goodwill amortization	—	—
Adjusted basic earnings (loss) per share	$ .02	$ (.08)
Diluted earnings (loss) per share:		
Reported diluted earnings (loss) per share	$ .02	$ (.08)
Add back: Goodwill amortization	—	—
Adjusted diluted earnings (loss) per share	$ .02	$ (.08)

3. Long-Term Debt

Note payable - Bank - In May 2002, the Company completed negotiations with a bank, from which it received a credit facility of $3,000,000, which includes a term loan of $1,500,000 and a revolving credit line that permits maximum borrowings of $1,500,000 (based on eligible receivables, as defined). Borrowings under the term loan will bear interest at either (a) LIBOR plus 3.5% or (b) the prime rate or the federal funds effective rate plus .5%, whichever is greater, plus 1.0% and the revolving credit line will bear interest at either (a) LIBOR plus 3.0% or (b) the prime rate or the federal funds effective rate plus .5%, whichever is greater, plus .5%. The Company has the option to choose between the two interest rate options under the term loan and revolving credit line. The term loan is payable in equal monthly principal payments of $25,000 over five years while the revolving credit line is available for three years. The outstanding balance on the term loan at December 31, 2002 was $1,325,000. There were no amounts outstanding on the revolving credit line at December 31, 2002.

The Company used the proceeds from this bank financing to repay the existing bank debt.

Prior to this arrangement with the bank, the Company had a revolving credit line, term loans and a mortgage payable with another bank. All amounts due under these agreements were satisfied during 2002. The amounts outstanding on these facilities at December 31, 2001 were $1,100,000, $442,843 and $315,000, respectively.

Note payable - account acquisitions - During 2000, the Company entered into an agreement relating to the purchase of certain trade accounts, whereby the Company paid cash of $200,000 and agreed to pay the $125,000 balance over a two year period maturing in 2002, including interest at a rate of 6%. The balance was paid in full as of December 31, 2002. At December 31, 2001 the amount outstanding on the note was $50,000.

Auto loans - As of December 31, 2002 and 2001, the Company had automobile loans outstanding aggregating $48,035 and $37,346, respectively.

Principal payment requirements - The combined total principal payment requirements in each of the five years subsequent to December 31, 2002 are as follows:

Years ending December 31,	
2003	$ 293,529
2004	318,678
2005	309,988
2006	300,840
2007	150,000
	$ 1,373,035

Covenants - The above agreements provide for negative and affirmative covenants including those related to capital expenditures, working capital and other borrowings.

4. Acquisition

On November 21, 2000, the Company acquired substantially all of the assets of Harriet Campbell Inc. ("HCI"). HCI is in the business of providing telephone after-hour answering services, stand-alone voice mail services and other services to the healthcare community in the New York City area. The purchase price consisted of cash of $915,000 (plus cash expenses of $339,925) and the issuance of warrants to purchase 238,333 shares of the Company's common stock, with a put option feature (as described below). There is also an additional amount to be paid based on a percentage of the net income of this new division, as defined, over a six year period that can not exceed $550,000. During 2002 and 2001, $124,227 and $108,402, respectively, was earned and such amounts have been added to goodwill. The acquired assets consist principally of a condominium unit in NYC, accounts receivable, other fixed assets and goodwill. The acquisition has been accounted for as a purchase and, accordingly, the results of operations of HCI are included in the consolidated statements of income since the date of acquisition.

The purchase price was allocated as follows:

Accounts receivable	$ 225,000
Property and equipment	450,000
Goodwill and non-compete agreement	847,969
Deferred revenue	(40,000)
	1,482,969
Less: fair value of warrants and Put Option	(228,044)
Less: unpaid costs	(272,278)
Cash paid to acquire HCI	$ 982,647

Unaudited pro forma results of operations for the year ended December 31, 2000 as if HCI had been consolidated as of the beginning of the year follow. The pro forma results for 2000 which include estimates which management believes are reasonable are as follows:

Revenue	$ 12,590,000
Net income (loss)	(475,000)
Net income (loss) per share	
Basic	$(.07)
Diluted	$(.07)

The unaudited pro forma results of operations for 2000 do not purport to represent what the Company's results of operations would actually have been had the acquisition been effected for the period presented, or to predict the Company's results of operations for any future period.

In connection with the HCI acquisition, the Company issued to the selling stockholder two warrants to purchase 133,333.33 and 105,000 shares of the Company's common stock at an exercise price of $2.00 per share. The warrants are exercisable until November 20, 2005 and December 20, 2005, respectively. In addition, the selling stockholder has the option, only during a period of ten trading days, beginning on November 21, 2003 and 2005, respectively, to require the Company to redeem the warrants (the Put Option) at $5 and $6, (the Put Price) respectively, less the exercise price per share of $2. In lieu of honoring its obligation to redeem the warrants, the Company may require the selling stockholder to exercise the warrants with the Company only paying to the selling stockholder the difference between the Put Price and the market price of the common stock at the time of such exercise. The Company is released from its obligation under the Put Option if the Company's stock trades above the Put Price of each respective warrant for a period of 10 consecutive trading days. The maximum cash outlay the Company may be required to make is $400,000 at November 2003 and $420,000 (Redemption Amounts) at November 2005. If a more than 50% change in control occurs, as defined, then under certain circumstances, the warrant, unless previously exercised, is cancelled and the above noted Redemption Amounts become payable. The Company recorded the fair value of the Put Option (based on an independent appraisal) as a liability at the date of acquisition. Subsequent increases in the fair value of the Put Option have been recorded through charges to income. For the years ended December 31, 2002 and 2001 the fair value increased by $113,000 and $130,000, respectively.

During 2001, the Company lent $140,000 to the selling stockholder for the sole purpose of paying income taxes relating to his gain on the sale. The loan is collateralized by the above noted additional contingent purchase price and the Company's obligation under its put warrants (see above). The loan is payable in minimum installments of $10,000 per quarter with the full amount due by August 2003. The loan bears interest at 7% per annum. The outstanding balance at December 31, 2002 and 2001 was $54,789 and $123,544, respectively.

5. Licensing Agreement

On November 1, 2001, the Company entered into a Cooperative Licensing, Development, Services and Marketing Agreement with Health Hero Network, Inc. (the "Agreement") to develop a new integrated appliance combining all of the features associated with the traditional PERS product with Health Hero Network's (HHN) technology. Pursuant to the Agreement, the Company will be the exclusive manufacturer and distributor (based on achievement of certain sales milestones), in the United States, of an enhanced PERS system that combines the Company's traditional safety monitoring features with Health Hero Network, Inc.'s internet based disease management monitoring technology. The Agreement has a minimum five year term, and also provides for the payment by the Company of certain royalty fees based on the service revenue derived from the enhanced PERS product. The Company anticipates the costs associated with the licensing, research and development and marketing with respect to this Agreement to approximate $2,000,000. The cost of the licensing component will aggregate $1,000,000, which will be recorded when certain contractual rights under the agreement are obtained by the Company, at which time the cost will be amortized over the remaining portion of the initial five year term of the agreement. As of March 14, 2003, $494,570 has been paid towards the licensing component. Related professional fees of approximately $115,000 have been capitalized.

6. Related Party Transactions

A previous director of the Company, who resigned during 2001, had an ownership interest in an insurance agency that had written policies for the Company with premiums of $190,779 and $163,584 in 2001 and 2000, respectively.

Included in notes and other receivables at December 31, 2002 and 2001 is $164,394 and $123,532, respectively, due from the President and principal shareholder of the Company. In July 2002, the amount due from the shareholder, plus accrued interest, was converted into a term loan which bears interest at a rate of 5% per annum and is payable in monthly installments of principal and interest through September 2009.

See Note 8 for other related party transactions.

7. Income Taxes

The provision (credit) for income taxes consists of the following:

Years Ended December 31,	2002	2001	2000
Current:			
Federal	$ 96,000	$ 216,000	$ (240,000)
State	86,000	121,000	31,000
	182,000	337,000	(209,000)
Deferred:			
Federal	64,000	(120,000)	(9,000)
State	26,000	(17,000)	(60,000)
	90,000	(137,000)	(69,000)
Total	$ 272,000	$ 200,000	$ (278,000)

The following is a reconciliation of the statutory federal income tax rate and the effective rate of the provision for income taxes:

Years Ended December 31,	2002	2001	2000
Statutory federal income tax rate	34%	34%	(34)%
State and local taxes	17	22	(2)
Permanent differences	5	8	2
Prior year under accrual	5	—	—
Other	2	1	—
Effective income tax rate	63%	65%	(34)%

The tax effects of significant items comprising the Company's deferred taxes at December 31, 2002 and 2001 are as follows:

December 31,	2002	2001
Deferred tax liabilities:		
Difference between book and tax bases of property	$ (597,000)	$ (519,000)
Deferred tax assets:		
Reserves not currently deductible	272,000	258,000
Capitalization of inventory	—	53,000
State income tax net operating loss carryforwards	25,000	37,000
Put warrant expense not currently deductible	109,000	50,000
Other	40,000	60,000
Total	446,000	458,000
Net deferred tax liabilities	$ (151,000)	$ (61,000)

8. Commitments

Capital leases - The Company is obligated under certain capital lease agreements for monitoring equipment that expire on various dates through 2006. Equipment under capital leases included in fixed assets is as follows:

December 31,	2002	2001
Monitoring equipment	$807,603	$807,603
Less accumulated depreciation	(545,603)	(371,583)
	$262,000	$436,020

During 2002, the Company entered into a capital lease agreement to finance the acquisition of certain computer software, the total cost of which is expected to approximate $232,500. As of December 31, 2002, the Company utilized $135,000 of the amount available under the lease agreement. Repayment of the lease obligation will begin in April 2003.

The following is a schedule by years of future minimum lease payments under capital leases together with the present value of the net minimum lease payments as of December 31, 2002:

Years ending December 31,	
2003	$172,629
2004	73,048
2005	73,048
2006	22,307
Total minimum lease payments	341,032
Less amounts representing interest	25,967
Present value of net minimum lease payments	315,065
Less current portion	158,617
Obligation under capital leases, less current portion	$156,448

Operating leases - The Company rents office facilities from its President and principal shareholder pursuant to two leases which expire in September 2007. The leases call for minimum annual rentals, subject to 5% annual increases, plus reimbursement for real estate taxes. The Company has also entered into various other operating leases for warehouse and office space in Flushing, New York, Mt. Laurel, New Jersey, Decatur, Georgia, Countryside, Illinois and Parker, Colorado. Rent expense was $371,169 in 2002, $372,062 in 2001 and $384,809 in 2000, which includes $264,575, $265,417, and $264,843, respectively, in connection with the above noted leases with the principal shareholder. Rent expense includes real estate taxes of $49,229 in 2002, $47,148 in 2001, and $46,574 in 2000.

On January 14, 2002, the Company entered into an operating lease agreement for space in Long Island City, New York. The lease term is fifteen (15) years which will commence when the property is ready for occupancy. The Company expects to occupy the premises during the early part of the second quarter of 2003. The lease calls for minimum annual rentals of $269,500, subject to 3% annual increases, plus reimbursement for real estate taxes. As a result of this transaction, the Company and the building are eligible for significant Relocation and Employment Assistance Program (REAP) and other tax incentive and cost savings benefits from the City of New York.

During 2002, the Company paid the landlord $67,374, which represents a two-month security deposit and prepayment of the first month's rent.

As of December 31, 2002, the Company has expended $521,424 for leasehold improvements at the new facility. The Company anticipates spending an additional $200,000 to $300,000 to complete the leasehold improvements.

The aggregate minimum annual rental commitments under non-cancelable operating leases, assuming the Long Island City, New York lease commences April 1, 2003, are as follows:

Years ending December 31,	
2003	$ 492,624
2004	522,128
2005	518,081
2006	527,638
2007	500,717
Thereafter	3,657,426
	$6,218,614

Approximately 17% of the minimum annual rental commitments relate to the above noted leases with the principal shareholder.

Employment agreements - The Company and its President (who is also the principal shareholder) were parties to a three-year Employment Agreement which expired on December 31, 2002, under the terms of which, the President received annual base salaries of $320,000 in 2002, $290,000 in 2001and $260,000 in 2000. The agreement also provided for additional compensation based upon the Company achieving certain pre-tax income levels. No additional compensation was paid during the three years ended December 31, 2002. The Company and its President are in the process of completing a new employment agreement. Until a new agreement is finalized, the President is receiving the same base salary as he earned in 2002.

The Company has also entered into other employment agreements with certain officers and key employees in the ordinary course of business. The aggregate annual base salaries under these agreements is as follows:

Years ending December 31,	
2003	$491,000
2004	367,000
2005	31,000

In addition, certain of these employees are entitled to receive additional compensation if certain performance criteria are met.

9. Common Stock, Warrants and Options

In April 2002, the Company raised $2,521,939, after expenses of $208,061, in a private equity placement of 910,000 shares of the Company's common stock and warrants to purchase 227,500 shares of the Company's common stock at an exercise price of $3.80 per share until April 2007. As part of this transaction, the Company registered for resale the common stock and the common stock underlying the warrants sold in the private placement. The Company plans to utilize a majority of the proceeds of this offering to further execute its business expansion and diversification strategy into the remote patient monitoring and medical contact center industries, including its initiative HHN.

In connection with the private placement, the Company issued to the placement agent two warrants to purchase 91,000 and 22,750 shares of common stock at an exercise price of $3.83 per share and $4.17 per share, respectively. These warrants have the same terms as the warrants issued with the common stock.

In February 2002, in connection with a consulting agreement entered into with a public relations firm, the Company granted a warrant to purchase 35,000 shares of common stock, exercisable for a period of five years, at an exercise price of $3.50 per share, the fair value of the stock at the date of grant.

The Company has two stock option plans, the 1997 Stock Option Plan ("1997 Plan") and the 2000 Stock Option Plan ("2000 Plan"). The Company's 1991 Stock Option Plan ("1991 Plan") terminated in 2001.

Under the 1991 Plan, as amended, a maximum of 750,000 options were available for grant as either Incentive Stock Options or Nonstatutory Stock Options. The last options granted under this Plan were issued in 2001 and will expire in 2006. All options under this Plan were granted at exercise prices equal to the fair market value of the Company's common shares at the date of grant.

Under the 1997 and 2000 Plans, a maximum of 750,000 and 1,250,000 options, respectively, may be granted. Options granted under both Plans may either be Incentive Stock Options ("ISOs"), within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), or Nonqualified Stock Options which do not qualify as ISOs ("NQSOs").

The 1997 and 2000 Plans are administered by the Board of Directors (the "Board") or a committee of the Board (the "Administrator"). Any committee must consist of at least three members of the Board, each of whom is a "non-employee director" within the meaning of Rule 16b-3 promulgated under the Securities Exchange Act of 1934.

Options granted under the 1997 and 2000 Plans will be subject to, among other things, the following terms and conditions:

(a) The exercise price of each option will be determined by the Administrator; provided, however, that the exercise price of an ISO may not be less than the fair market value of the Company's common stock on the date of grant (110% of such fair market value if the optionee owns (or is deemed to own) more than 10% of the voting power of the Company).

(b) The number of options granted will be determined by the Administrator. The options will be granted twice a year. To the extent permitted by law, such options will be granted as ISOs.

(c) Options may be granted for terms determined by the Administrator; provided, however, that the term of an ISO may not exceed 10 years (5 years if the optionee owns (or is deemed to own) more than 10% of the voting power of the Company). In addition, under the 2000 Plan, no options may have a term exceeding ten years.

(d) The maximum number of shares of the Company's common stock for which options may be granted to an employee in any calendar year is 250,000 and 300,000, respectively, under the 1997 and 2000 Plans. In addition, the aggregate fair market value of shares with respect to which ISOs may be granted to an employee which are exercisable for the first time during any calendar year may not exceed $100,000.

Information with respect to options under plans is as follows:

	Number of Shares	Weighted Average Exercise Price
Balance - January 1, 2000	726,698	$2.89
Granted during 2000	504,750	2.31
Forfeitures/expirations during 2000	(217,743)	2.72
Exercised during 2000	(11,189)	2.35
Balance - December 31, 2000	1,002,516	2.62
Granted during 2001	457,019	1.92
Forfeitures/expirations during 2001	(189,625)	2.45
Exercised during 2001	(40,524)	1.85
Balance - December 31, 2001	1,229,386	2.41
Granted during 2002	744,801	3.04
Forfeitures/expirations during 2002	(164,370)	2.62
Exercised during 2002	(62,104)	2.08
Balance - December 31, 2002	1,747,713	$2.69

At December 31, 2002 and 2001, 1,522,713 and 1,149,386 options were exercisable, respectively.

The following table summarizes information about the stock options outstanding at December 31, 2002:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$1.10–$1.70	105,767	3.25	$1.19	105,767	$1.19
$1.70–$2.60	676,170	4.27	2.17	596,170	2.14
$2.60–$4.20	965,776	5.63	3.23	820,776	3.15
	1,747,713	4.96	$2.69	1,522,713	$2.64

As of December 31, 2002, 91,217 and 173,564 shares of common stock are available for future grants under the 1997 and 2000 Plans, respectively.

10. Other Income

Other income for the year ended December 31, 2002 includes approximately $255,000 relating to the replacement of activators. Early in 2002, it was found that certain activators supplied by a vendor may be subject to battery failure, necessitating the replacement of all potentially affected activators. The vendor replaced these activators and reimbursed the Company for costs incurred in connection with this replacement program. Direct costs paid to third parties in connection with the replacement have been offset against other income; internal costs, including labor, are included within costs related to services in the consolidated statements of income. For the year ended December 31, 2002, other income also includes an insurance recovery of $100,000 relating to the loss of certain leased medical devices and approximately $98,000 of interest income principally relating to the investment of funds realized from the private placement (Note 9) and interest accrued on the note due from the Company's principal shareholder (Note 6).

11. Employee Savings Plan

The Company sponsors a 401(k) savings plan that is available to all eligible employees. Participants may elect to defer from 1% to 15% of their compensation, subject to an annual limitation provided by the Internal Revenue Service. The Company may make matching and/or profit sharing contributions to the plan at its discretion. The Company contributed $15,226, $15,391 and $11,733 for the years ended December 31, 2002, 2001 and 2000, respectively.

12. Major Customers

Since 1983, the Company has provided Personal Emergency Response Systems ("PERS") services to the City of New York's Human Resources Administration Home Care Service Program ("HCSP"). During the years ended December 31, 2002, 2001 and 2000, the Company's revenues from this contract represented 23%, 26%, and 35%, respectively, of its total revenue.

Since January 1999, the Company has provided services to the City of New York under extensions and contracts issued periodically. The current contract reflects terms and conditions present in the original contract. In November 2002, in response to a Request For Proposal ("RFP") issued by HCSP, AMAC and several other companies submitted proposals to provide PERS services on behalf of the City of New York for the period July 1, 2003 through June 30, 2006.

During any contract renewal process, there can be no assurance that the same level of revenues will be sustained due to a variety of factors, including pricing, number of subscribers to be serviced, and the amount of time that passes before the renewal agreement is acted upon by HCSP. While the Company has reduced its dependence on revenue from HCSP, a significant amount of the Company's revenue could be lost, albeit over a protracted period, if the contract with HCSP is not maintained or is maintained at a significantly lower level of revenue. This could have a material adverse effect on operating results and cash flows. In addition, it is possible that significant adjustments to leased medical devices associated with the contract would occur. The extent and significance of the adjustments will be dependant upon the length of the transition period to the new provider subject to management's ability to place these devices with other providers.

As of December 31, 2002 and 2001, accounts receivable from the contract represented 41% and 47%, respectively, of accounts receivable and leased medical devices in service under the contract represented 27% and 30%, respectively, of leased medical devices. Legal and other fees of approximately $42,000, $40,000 and $340,000 relating to the contract extension were expensed in 2002, 2001 and 2000, respectively.

13. Segment Reporting

The Company has two reportable segments, PERS and Telephone After-Hours Answering Services ("TAS"), which is provided through the Company's HCI subsidiary, which was acquired November 21, 2000. (Note 4.)

The table below provides a reconciliation of segment information to total consolidated information for the years ended 2002, 2001 and 2000:

2002	PERS	TAS	Other	Consolidated
Revenue	$ 11,941,520	$2,664,361	$186,534	$14,792,415
Interest expense	107,935	21,115	—	129,050
Depreciation and amortization	1,991,667	70,504	31,843	2,094,014
Income tax expense (benefit)	21,000	251,000	—	272,000
Net loss	12,146	155,238	(11,765)	155,619
Total assets	14,174,094	2,534,526	272,027	16,980,647
Additions to fixed assets	1,208,822	58,260	80,400	1,347,482

2001	PERS	TAS	Other	Consolidated
Revenue	$11,458,140	$2,391,522	$96,937	$13,946,599
Interest expense	161,438	57,435	—	218,873
Depreciation and amortization	1,893,233	108,725	22,630	2,024,588
Income tax expense	51,000	149,000	—	200,000
Net income (Loss)	(33,847)	185,164	(41,758)	109,559
Total assets	12,135,254	2,120,395	175,694	14,431,343
Additions to fixed assets	794,679	4,003	18,758	817,440

2000	PERS	TAS	Other	Consolidated
Revenue	$10,545,947	$164,982	$39,798	$10,750,727
Interest expense	138,110	7,027	—	145,137
Depreciation and amortization	1,723,483	4,378	10,377	1,738,238
Income tax expense (benefit)	(278,595)	—	595	(278,000)
Net loss	(409,371)	(12,818)	(107,616)	(529,805)
Total assets	13,259,302	1,697,932	176,599	15,133,833
Additions to fixed assets	3,134,023	—	103,772	3,237,795

14. Contingencies

The Company is aware of various threatened or pending litigation claims against the Company relating to its products and arising in the ordinary course of its business. The Company has given its insurance carrier notice of such claims and it believes there is sufficient insurance coverage to cover any such claims. In any event, the Company believes the disposition of these matters will not have a material adverse effect on the financial condition of the Company.

On March 2, 2001 American Medical Alert Corp. was served with a Summons and Complaint by a former employee seeking to recover damages for discrimination and harassment in connection with her employment and the associated termination thereof. The action is pending in the Supreme Court of Queens County. The plaintiff seeks to recover the sum of $750,000 for compensatory damages and $750,000 for punitive damages. At this stage of the proceedings, it is not possible to predict the outcome of this litigation; however, management believes that the Company has meritorious defenses to the complaint. The Company is currently involved in settlement negotiations in respect to this matter. At the present time the insurance company has declined coverage.

10 - KSB REPORT

A copy of the Company's Form 10-KSB Report, including exhibits, as filed with the Securities and Exchange Commission may be obtained free of charge to shareholders by writing to the Secretary, John Rogers,
American Medical Alert Corp.,
3265 Lawson Boulevard
P.O. Box 40
Oceanside, New York 11572

CORPORATE INFORMATION

OFFICERS

Howard M. Siegel
Chairman of the Board
President and Chief Executive Officer

Jack Rhian
Director
Executive Vice President, Chief Operating Officer

Richard, Rallo, CPA
Chief Financial Officer

Frederic S. Siegel
Director
Vice President, Business Development

John Lesher Ph.D
Vice President, Engineering

John Rogers
Vice President, Operations
and Secretary

BOARD OF DIRECTORS

Howard M. Siegel
Chairman of the Board
President and Chief Executive Officer
American Medical Alert Corp.

Delphine Mendez-Deleon
Manager in the Healthcare Strategy and
Transformation Business Unit
Cap Gemini Ernst & Young

James LaPolla
President and Chief Executive Officer
Home Health Management Services, Inc.

Ronald Levin
President
Ron Levin Associates

Jack Rhian
Executive Vice President, Chief Operating Officer
American Medical Alert Corp.

Frederic S. Siegel
Vice President, Business Development
American Medical Alert Corp.

Yacov Shamash, Ph.D
Dean of the College of Engineering
SUNY Stonybrook

EXECUTIVE OFFICES

3265 Lawson Boulevard
Oceanside, New York 11572

ENGINEERING OFFICES

Fellowship Business Center
520 Fellowship Road • Unit A-106
Mt. Laurel, New Jersey 08054

H-LINK® CALL CENTER

36-36 33rd Street
Long Island City, NY 11106

REGIONAL OFFICES

SOUTHEAST REGION
910 Church Street • Suite 203
Decatur, Georgia 30030

MIDWEST REGION
17040 South Oak Park Avenue
Tinley Park, Illinois 60477

WESTERN REGION
12543 North Highway 83 • Suite 300
Parker, Colorado 80134

SERVICE FACILITY

169-10 Crocheron Avenue
Flushing, New York 11358

COUNSEL

Jenkens & Gilchrist Parker Chapin, LLP
405 Lexington Avenue
The Chrysler Building
New York, New York 10174

Korn & Spirn
50 Clinton Street
Hempstead, New York 11550

Greenberg Traurig
200 Park Avenue
Met Life Building
New York, New York 10166

Myron Amer, P.C.
114 Old Country Road, Suite 310
Mineola, New York 11501

AUDITORS

Margolin, Winer & Evens, LLP
400 Garden City Plaza
Garden City, New York 11530

REGISTRAR AND TRANSFER AGENT

Continental Stock Transfer
& Trust Company
17 Battery Place
New York, New York 10004

SECURITY LISTINGS

Nasdaq (Symbol) "AMAC"

STOCKHOLDERS MEETING

August 21, 2003 – 10:00 a.m.
H-LINK® Call Center
36-36 33rd Street
Long Island City, NY 11106

WORLD WIDE WEB ADDRESS

www.amac.com

10 - KSB REPORT

A copy of the Company's Form 10-KSB Report, including exhibits, as filed with the Securities and Exchange Commission may be obtained free of charge to shareholders by writing to the Secretary, John Rogers, American Medical Alert Corp., 3265 Lawson Boulevard P.O. Box 40 Oceanside, New York 11572


AMAC
The Center of
Healthcare Communication

800.286.2622

www.amac.com